No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF February 2010

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 22, 2010 has decided a plan for changes to its management. These changes are subject to approval at the General Meeting of Shareholders of the Company scheduled to be held in late June 2010 and/or decision at the meeting of the Board of Directors to be held immediately thereafter.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for
Business Management Operations
Honda Motor Co., Ltd.

Date: March 2, 2010

[Translation]

February 22, 2010

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd. 1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Takeo Fukui President and Representative Director

Notice Concerning Management Changes

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 22, 2010 has decided a plan for changes to its management. These changes are subject to approval at the General Meeting of Shareholders of the Company scheduled to be held in late June 2010 and/or decision at the meeting of the Board of Directors to be held immediately thereafter.

Particulars

Planned changes in Directors (as of late June 2009)

Change in Director

Name	New Title	Current Title
Tatsuhiro Oyama	Senior Managing Director	Managing Director

Tomohiko Kawanabe	Managing Director	Senior Managing Director, Honda R&D Co., Ltd.

Directors to be newly appointed

Name	New Title	Current Title
Tomohiko Kawanabe	Managing Director	Senior Managing Director, Honda R&D Co., Ltd.

Masahiro Yoshida	Director	Operating Officer

Seiji Kuraishi	Director	Operating Officer

Directors to be retired

Name	Current Title
Satoshi Aoki	Chairman of the Board of Directors Meetings

Atsuyoshi Hyogo	Senior Managing Director

Mikio Yoshimi	Senior Managing Director

Hiroshi Soda	Director

Mr. Hiroshi Soda is to be appointed as an Executive Vice President of Honda North America, Inc.

Planned changes in Operating Officers (as of late June 2009)

Operating Officers to be newly appointed

Name	New Title	Current Title
Manabu Nishimae	Managing Officer	Operating Officer

Koichi Fukuo	Managing Officer	Operating Officer